

02007735

SECURIT... ...XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARIEL DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph, Suite 2900
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Dunston (312) 612-2613
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Rootberg & Company, LLP
(Name — *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 1800	Chicago	Illinois	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Dunston swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c ARIEL DISTRIBUTORS, INC. as o December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

Deborah Dunston
Signature

Vice President/Controller
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARIEL DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

AVAILABLE FOR PUBLIC INSPECTION
(Filed Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act)

PHILIP ROOTBERG & COMPANY, LLP

Certified Public Accountants

One South Wacker Drive
Suite 1800
Chicago, Illinois
60606-4630

312.602.6800
Fax 312.602.6950

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and the Stockholder
Ariel Distributors, Inc.

We have audited the accompanying statement of financial condition of Ariel Distributors, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ariel Distributors, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Philip Rootberg & Company, LLP

Chicago, Illinois
February 11, 2002

ARIEL DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current Assets	
Cash	$ 881,311
Accounts receivable	200,552
Total Assets	$ 1,081,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 362,237
Due to affiliated company	515,259
Total Current Liabilities	877,496
Stockholder's Equity	
Common stock - no par value; 10,000 shares authorized; 8,533 shares issued and outstanding	37,367
Additional paid-in capital	82,000
Retained earnings	85,000
Total Stockholder's Equity	204,367
Total Liabilities and Stockholder's Equity	$ 1,081,863

See accompanying notes to statement of financial condition

1 - Organization

Ariel Distributors, Inc. (the "Company") was incorporated in Illinois on February 24, 1995, for the purpose of underwriting and distributing mutual fund shares. The Company began business on February 27, 1995. The Company earns all of its revenue from the underwriting and distribution of shares of three mutual funds issued by Ariel Investment Trust, a Massachusetts business trust.

2 - Related Party Transaction

On February 27, 1995, Ariel Capital Management, Inc. ("Ariel Capital") transferred $25,000 along with all assets, liabilities, rights and obligations with respect to its broker/dealer business to the Company in exchange for 7,344 shares of the Company's common stock. The Company's common stock was then distributed to the stockholders of Ariel Capital under a tax-free spinoff, with each Ariel Capital stockholder receiving one share of the Company's common stock for every share of Ariel Capital common stock owned. On January 1, 1997, the Company's stockholders contributed their stock to Ariel Capital and, consequently, the Company became a wholly owned subsidiary of Ariel Capital.

Ariel Capital also pays various expenses on behalf of the Company. The Company reimburses Ariel Capital for a portion of the expenses limited to the Company's net income before such reimbursements. At December 31, 2001, $515,259 is owed to Ariel Capital for expenses Ariel Capital paid on behalf of the Company.

3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and will be required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $34,822. The net capital requirement was $25,000 on that date. The net capital rules may restrict the payment of cash dividends.

4 - Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

5 - Income Taxes

For income tax purposes, Ariel Distributors, Inc. is a wholly-owned Sub-Chapter S Subsidiary of Ariel Capital Management, Inc. Therefore, all income or loss generated by Ariel Distributors, Inc. is included in the federal income tax return and Illinois replacement tax return of Ariel Capital Management, Inc. Therefore, no liability for income or replacement taxes has been included in this financial statement.

6 - Concentration of Credit Risk

There is a concentration of credit risk arising from cash balances in excess of federally insured limits of $100,000. Cash in the amount of $881,311 is held at American National Bank as of December 31, 2001. There is a potential risk of loss of funds in excess of the insurance limit. Management believes that American National Bank is financially secure and well capitalized.

PHILIP ROOTBERG & COMPANY, LLP

Certified Public Accountants

One South Wacker Drive
Suite 1800
Chicago, Illinois
60606-4630

312.602.6800
Fax 312.602.6950

INDEPENDENT AUDITOR'S REPORT


RECEIVED
MAR 1 9 2002
335
SECTION

To the Board of Directors
and the Stockholder
Ariel Distributors, Inc.

We have audited the accompanying statement of financial condition of Ariel Distributors, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ariel Distributors, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Philip Rootberg & Company, LLP

Chicago, Illinois
February 11, 2002